SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ENERGY FOCUS, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

29268T300
(CUSIP Number)

James Tu
1 Bridge Plaza North, #275
Fort Lee, NJ 07024

with a copy to:

Michael Huang, Esq.

Paul Hastings LLP

200 Park Avenue,

New York, NY 10166

(212) 318-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 21, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29268T300

1.	Names of reporting persons. Gina Huang
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Taiwan

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,017,390
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,017,390

11.	Aggregate amount beneficially owned by each reporting person 1,017,390
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 8.4%
14.	Type of reporting person (see instructions) IN

CUSIP No. 29268T300

1.	Names of reporting persons. Jag International, Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 600,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 600,000

11.	Aggregate amount beneficially owned by each reporting person 600,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.0%
14.	Type of reporting person (see instructions) OO

CUSIP No. 29268T300

1.	Names of reporting persons. Brilliant Start Enterprise, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 417,390
	9.	Sole dispositive power 0
	10.	Shared dispositive power 417,390

11.	Aggregate amount beneficially owned by each reporting person 417,390
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 3.5%
14.	Type of reporting person (see instructions) CO

CUSIP No. 29268T300

1.	Names of reporting persons. Jiangang Luo
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) PF, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization People’s Republic of China

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,502
	8.	Shared voting power 519,565
	9.	Sole dispositive power 2,502
	10.	Shared dispositive power 519,565

11.	Aggregate amount beneficially owned by each reporting person 522,067
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.3%
14.	Type of reporting person (see instructions) IN

CUSIP No. 29268T300

1.	Names of reporting persons. Cleantech Global Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 519,565
	9.	Sole dispositive power 0
	10.	Shared dispositive power 519,565

11.	Aggregate amount beneficially owned by each reporting person 519,565
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.3%
14.	Type of reporting person (see instructions) OO

CUSIP No. 29268T300

1.	Names of reporting persons. James Tu
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 300,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 300,000

11.	Aggregate amount beneficially owned by each reporting person 300,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.5%
14.	Type of reporting person (see instructions) IN

CUSIP No. 29268T300

1.	Names of reporting persons. 5 Elements Global Fund L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 300,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 300,000

11.	Aggregate amount beneficially owned by each reporting person 300,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.5%
14.	Type of reporting person (see instructions) PN

CUSIP No. 29268T300

1.	Names of reporting persons. Yeh-Mei Hui Cheng
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Taiwan

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 287,391
	9.	Sole dispositive power 0
	10.	Shared dispositive power 287,391

11.	Aggregate amount beneficially owned by each reporting person 287,391
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.4%
14.	Type of reporting person (see instructions) IN

CUSIP No. 29268T300

1.	Names of reporting persons. Communal International, Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 287,391
	9.	Sole dispositive power 0
	10.	Shared dispositive power 287,391

11.	Aggregate amount beneficially owned by each reporting person 287,391
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.4%
14.	Type of reporting person (see instructions) OO

CUSIP No. 29268T300

1.	Names of reporting persons. 5 Elements Energy Efficiency Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 287,391
	9.	Sole dispositive power 0
	10.	Shared dispositive power 287,391

11.	Aggregate amount beneficially owned by each reporting person 287,391
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.4%
14.	Type of reporting person (see instructions) OO

CUSIP No. 29268T300

Explanatory Note:

This Amendment No. 1 (this “Amendment”) to the Schedule 13D relating to the common stock, par value $0.0001 per share (the “Common Stock”), of Energy Focus, Inc. (the “Issuer”), a Delaware corporation, filed by the Reporting Persons (as defined below) with the U.S. Securities and Exchange Commission (the “Commission”) on November 30, 2018 (the “Initial 13D”), amends and supplements certain of the items of the Initial 13D as set forth therein. The “Reporting Persons” are:

•	Gina Huang;

•	Jag International, Ltd.;

•	Brilliant Start Enterprise, Inc.;

•	Jiangang Luo;

•	Cleantech Global Ltd.;

•	James Tu;

•	5 Elements Global Fund L.P.;

•	Yeh-Mei Hui Cheng (“Ms. Cheng”);

•	Communal International, Ltd.; and

•	5 Elements Energy Efficiency Limited.

Item 4.	Purpose of Transaction.

Item 4 of the Initial 13D is supplemented by the addition of the following:

On February 21, 2019, the Reporting Persons and the Issuer entered into an agreement (the “Agreement”) providing for the appointment of two new independent directors to the board of directors of the Issuer (the “Board”). The new independent directors, Jennifer Y. Cheng (“Jennifer Cheng”) and Geraldine McManus, were proposed by the Reporting Persons and appointed to the Board on February 21, 2019. Including Jennifer Cheng and Geraldine McManus, the Board currently consists of seven persons. Jennifer Cheng and Ms. McManus will also serve as members of the Nominating and Corporate Governance Committee of the Board. Jennifer Cheng is the daughter of Ms. Cheng, one of the Reporting Persons.

Under the Agreement, the Issuer agreed to (i) increase the size of the Board by two members; (ii) not increase the size of the Board in excess of eight members; (iii) appoint Jennifer Cheng and Ms. McManus to the Board for the term ending at the annual meeting of stockholders to be held in 2019 (the “2019 Annual Meeting”) and nominate Jennifer Cheng and Ms. McManus for election as director to the Board at the 2019 Annual Meeting; (iv) recommend that the Issuer’s stockholders vote in favor of the election of Jennifer Cheng and Ms. McManus; and (v) solicit proxies for the election of Jennifer Cheng and Ms. McManus at the 2019 Annual Meeting.

The Reporting Persons agreed to comply with the terms of a customary standstill provisions and the parties agreed to customary non-disparagement provisions. These provisions terminate on the earlier of (i) sixty calendar days prior to the start of the Issuer’s advance notice period for the nomination of directors for election at the 2020 annual meeting of stockholders under the Issuer’s bylaws and (ii) the happening of a Termination Event (as such term is defined in the Agreement). In addition, the parties agreed to the release and discharge of certain claims.

The Agreement will terminate on the date of 2020 annual meeting of Issuer’s stockholders.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, which is attached to this Amendment as Exhibit 99.2 and is incorporated herein by reference.

CUSIP No. 29268T300

Item 5.	Interest in Securities of the Issuer.

Paragraph “(a) – (b)” of Item 5 of the Initial 13D is hereby amended and restated in its entirety as follows:

(a) – (b) The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 12,078,160 shares of Common Stock outstanding as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission on December 12, 2018. The Reporting Persons may be deemed to be a “group” under Section 13(d)(3) of the Exchange Act of 1934, as amended, and Rule 13d-5 promulgated thereunder. Collectively, as a “group,” the Reporting Persons have shared voting and dispositive power over 2,126,848 shares (or 17.6%) of the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Initial 13D is hereby supplemented by the addition of the following:

The disclosure regarding the Agreement in Item 4 is herein incorporated by reference.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Initial 13D is hereby amended and restated in its entirety as follows:

Exhibit No.	Description
99.1*	Joint Filing Agreement, dated as of November 30, 2018, by and among the Reporting Persons
99.2	Agreement, dated as of February 21, 2019, by and among the Issuer and the Reporting Persons

* Previously filed.

CUSIP No. 29268T300

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 25, 2019

GINA HUANG

/s/ Gina Huang (Mei-Yun Huang)
Gina Huang

JAG INTERNATIONAL, LTD.

By:	/s/ Gina Huang (Mei-Yun Huang)
Name:	Gina Huang
Title:	General Partner

BRILLIANT START ENTERPRISE, INC.

By:	/s/ Gina Huang (Mei-Yun Huang)
Name:	Gina Huang
Title:	General Partner

JIANGANG LUO

/s/ Jiangang Luo
Jiangang Luo

CLEANTECH GLOBAL LTD.

By:	/s/ Jiangang Luo
Name:	Jiangang Luo
Title:	Managing Partner

CUSIP No. 29268T300

JAMES TU

/s/ James Tu
James Tu

5 ELEMENTS GLOBAL FUND L.P.

By:	/s/ James Tu
Name:	James Tu
Title:	Managing Partner

YEH-MEI HUI CHENG

/s/ Yeh-Mei Hui Cheng
Yeh-Mei Hui Cheng

COMMUNAL INTERNATIONAL, LTD.

By:	/s/ Yeh-Mei Hui Cheng
Name:	Yeh-Mei Hui Cheng
Title:	Authorized Representative

5 ELEMENTS ENERGY EFFICIENCY LIMITED

By:	/s/ Yeh-Mei Hui Cheng
Name:	Yeh-Mei Hui Cheng
Title:	Authorized Representative